October 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edison Nation, Inc.
Registration Statement on Form S-1
File No. 333-236401

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 2, 2020, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, October 2, 2020 at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

EDISON NATION, INC.

By:	/s/ Christopher B. Ferguson
Name:	Christopher B. Ferguson
Title:	Chief Executive Officer